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Mr. Kevin Woody

Securities and Exchange Commission

August 14, 2013

VIA EDGAR AND FAX

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C.  20549

Re:                              The Howard Hughes Corporation

Form 10-K for the Fiscal Year ended December 31, 2012 filed February 28, 2013

File No. 001-34856

Dear Mr. Woody:

The Staff of the Securities and Exchange Commission (the “Commission”) provided comments to the Howard Hughes Corporation (the “Company”), by letter dated August 1, 2013 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed February 28, 2013 (the “Form 10-K”).  The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response. Unless the context otherwise requires, references to “we”, “us”, and “our” refer to the Company and its subsidiaries.

Form 10-K For the Year Ended December 31, 2012

Item 2. Properties, Page 36

1.                                We note your disclosure that the Waterway Garage Retail opened in July 2011 and that the occupancy rates have averaged less than 30% during 2012. Please tell us how the low occupancy rates were addressed in your impairment testing.

Response:

We acquired the Waterway Garage Retail property as part of our acquisition of The Woodlands on July 1, 2011, and its assets and liabilities were consolidated into our financial statements at fair value on the acquisition date. The fair value was determined based on the low occupancy percentage and an expected period to reach stabilization.

As part of our impairment review, we review key factors and trends related to all our operating assets, such as significant declines in property net operating income (“NOI”) and occupancy from prior year and prior period, change in market value, change in physical use, intended holding period and reoccurring losses.  If an asset’s performance metrics indicate a potential impairment exists, we review certain market information related to the asset to determine if the indicator is temporary or permanent. In the case of Waterway Garage Retail, we noted that occupancy had substantially increased from the prior year, NOI was positive, and that significant leasing efforts were underway. In February 2013, certain leases were executed which are expected to result in the space being approximately 93% occupied once the tenants take possession. As the building was to be approximately 93% leased at market rates that would generate future cash flows clearly sufficient to recover the basis of the property, we concluded that an impairment indicator was not present.

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Mr. Kevin Woody

Securities and Exchange Commission

Financial Statements

Consolidated and Combined Statements of Cash Flows, page F-7

2.                                      We note your use of the captions “Master Planned Community and development expenditures” and “Master Planned Community and condominium cost of sales” within the cash provided by operating activities section  and the use of the caption “Real estate and property expenditures” within the cash used in investing activities section of your statements. In future filings, please disclose separately the amounts paid for Master Planned Community land acquisitions, Master Planned Community land development, operating property acquisitions, operating properties improvements, and operating properties redevelopments. Additionally, please confirm whether or not land costs are included within condominium cost of sales.

Response:

In future filings, the Company will separately disclose the line items as requested in the Consolidated Statement of Cash Flows beginning with the interim period ending September 30, 2013. However, our “Master Planned Community and development expenditures” line item includes only land development expenditures and currently does not include any MPC land acquisition expenditures. Should we have any MPC land acquisition expenditures in the future, we will disclose these amounts separately.

Additionally, condominium cost of sales includes an allocation of land costs related to the condominium units that were sold. These costs relate to our Nouvelle at Natick condominium property which was sold out as of the first quarter of 2012.  In future filings, when applicable, we will disclose condominium development expenditures separate from condominium cost of sales.

Note 2 Summary of Significant Accounting Policies

Condominium Unit Sales, page F-14

3.                                      We note that you have recorded $19.6 million in deposits received in connection with the sale of 206 condo units at your ONE Ala Moana condominium development. Tell us why these amounts are recorded as of December 31, 2012 in your books and records, as indicated on page F-44 of your filing, and why these amounts are not recorded within the unconsolidated joint venture established for this condominium project.

Response:

The rights to develop the condominium units and the sales contracts with the buyers are held by Kapiolani Residential, LLC (“KRL”).  As of December 31, 2012, KRL was a wholly-owned, subsidiary of the Company.  On May 15, 2013, the Company sold all of its interest in KRL thereby transferring the condominium rights (including the sale and transfer of the condominium deposits) to KR Holdings, LLC, a 50/50 joint venture between the Company and two partners (“KR Holdings”). The sale to KR Holdings was contingent upon the closing of a first mortgage construction loan for the condominium units which occurred on May 15, 2013. As a result of the sale, beginning on May 15, 2013, KR Holdings owns the condominium rights and has recorded the deposits on its books. Please refer to Note 4 - Recent Transactions, of our Form 10-Q for the quarterly period ended June 30, 2013 filed on August 8, 2013.

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Mr. Kevin Woody

Securities and Exchange Commission

Prior Period Reclassifications, page F-20

4.                                Given the types, amounts, and number of reclassifications from prior year, please provide to us management’s assessment as to whether these changes in classification were the result of errors in previously issued financial statements.

Response:

We reclassified certain amounts in our 2011 financial statements that consisted primarily of reclassifications to improve comparability. We also recorded a purchase price allocation adjustment and corrections of immaterial prior period errors that in the aggregate increased total assets and liabilities by $4.4 million.

Given our increased development activity, we analyzed how our properties were classified between Operating Assets and Strategic Developments for segment reporting purposes.  As a result, we refined the presentation of certain of our assets previously presented in Buildings and Equipment to Developments, as these properties were considered to be Strategic Developments for segment reporting purposes. Prior year amounts were reclassified so that these assets were presented within Developments on our consolidated balance sheets in both periods which we believe provides a more meaningful presentation and better correlation with our Strategic Developments reporting segment. We do not consider these reclassifications for our refined presentation to be errors in previously filed financial statements.

We acquired The Woodlands on July 1, 2011. In the first quarter of 2012, we adjusted the fair values for certain of our investments in Real Estate affiliates and Master Planned Community assets by $2.4 million due to a change in The Woodlands purchase price allocation. We do not consider this purchase price allocation adjustment to be an error in previously filed financial statements.

Additionally in the 2012 annual financial statements, certain immaterial amounts were reclassified to correct prior period errors that were identified within our Consolidated Balance Sheet which impacted the balances presented for Investment in Real Estate Affiliates, Accounts receivable, Prepaid expenses and other assets, and Accounts payable and accrued expenses.

The net change in each affected line item is summarized as follows:

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Mr. Kevin Woody

Securities and Exchange Commission

Prior Period Reclassifications	Balance as of December 31, 2011
(in thousands)	2011 10-K	Change		2012 10-K	% Change

Assets:
Master Planned Community assets	$1,600,074	$2,363		$1,602,437
Land	236,363	(2,173)		234,190
Buildings and equipment	556,786	(11,443)		545,343
Less: accumulated depreciation	(92,494)	889		(91,605)
Developments	195,034	12,726		207,760
Investment in Real Estate Affiliates	64,958	(6,168	)*	58,790
Accounts receivable, net	15,644	4,445	**	20,089
Prepaid expenses and other assets, net	127,156	3,805	*	130,961
Total Assets	3,395,149	4,444		3,399,593	0.13%

Liabilities:
Accounts payable and accrued expenses	125,404	4,444	**	129,848
Total Liabilities	1,065,550	4,444		1,069,994	0.42%

*                       Includes $(3.8) million which was the correction of prior period error in presentation

**                Correction of prior period error in presentation

We conducted a quantitative analysis of the materiality of the aforementioned reclassifications and errors and determined that the net impact was not material to any particular reporting period.   When compared to total assets and liabilities for both 2012 and 2011, the reclassifications were less than 0.5% for each affected line.  Additionally, the $3.2 million reclassification of certain salaries and overhead costs related to land development activities from general and administrative expense to Master Planned Community operations had no impact on total expenses or net income. Although the reclassifications were immaterial, we concluded that the impact of the classification adjustments made to the Consolidated Balance Sheet for 2011, as presented in the 2012 annual financial statements, required disclosure pursuant to ASC 250-10-50-7.

Note 5 Real Estate Affiliates, pages F-25 to F-26

5.                                      Please provide an analysis, in sufficient detail, which supports your conclusion that you are not the primary beneficiary of your VIE, Millennium Woodlands Phase II, LLC.

Response:

At the inception date and pursuant to the Millennium Woodlands Phase II Limited Liability Company Agreement (“LLC Agreement”), our partner, Dinerstein, was designated as the Managing Member for Millennium Woodlands Phase II, LLC (“Millennium”). As Managing Member, Dinerstein controls, directs, manages and administers the business affairs of Millennium subject to the provisions in the Agreement. Simultaneous with the execution of the LLC Agreement, Millennium entered into a Development agreement and a Guaranteed Maximum Cost

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Mr. Kevin Woody

Securities and Exchange Commission

Construction agreement with DDC Construction, Inc. (“DDC Construction”), an affiliate of Dinerstein. Dinerstein and DDC Construction provided a Cost Overrun Guaranty to Millennium and the Company.

The Development agreement appointed DDC Construction as Millennium’s exclusive representative in supervising and coordinating the design, development, construction and completion of a 314-unit luxury apartment complex (the “Project”). DDC Construction was granted the full right and authority to undertake and perform all such supervision and coordination and to exercise all such rights for Millennium subject to the terms of the Development agreement. In consideration for these services, DDC Construction receives a fixed development fee.

The Guaranteed Maximum Cost Construction agreement establishes DDC Construction as the General Contractor for the Project and sets forth the terms for construction, including the completion date and maximum cost for the Project. Per this construction agreement, DDC Construction receives a fixed contractor’s fee.

As an inducement for the Company to enter into the agreements above, Dinerstein and its affiliate, DDC Construction, agreed to pay all cost overruns associated with the project’s hard costs.

Subsequent to Millennium’s formation, it entered into a construction loan to fund the construction of the Project. Repayment of the construction loan is guaranteed by Dinerstein.

Based on Dinerstein’s role as Managing Member and its involvement as Developer and General Contractor as noted above, it has the power to direct the activities which significantly impact Millennium’s economic performance. In addition, Dinerstein, as guarantor, has the obligation to absorb losses that could potentially be significant to Millennium. Therefore, the Company concluded that it is not the primary beneficiary of Millennium.

*  *  *

The Howard Hughes Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (214) 741-7744 if you have any questions or require further information.

Sincerely,
/s/ Andrew C. Richardson
Andrew C. Richardson

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Mr. Kevin Woody

Securities and Exchange Commission

cc:                                   Tom Kluck, Securities and Exchange Commission

Jerard Gibson, Securities and Exchange Commission

Jennifer Monick, Securities and Exchange Commission

Jeffrey J. Smith, Deloitte & Touche

Peter Riley, The Howard Hughes Corporation

S. Brooks Trisler, The Howard Hughes Corporation

Timothy Hubach, The Howard Hughes Corporation

Mark R. Kaspar, Ernst & Young